                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                    OMB Number:......323-0145
                                                   ----------------------------
                         UNITED STATES              Expires:   December 31, 1997
               SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                      Washington, D.C. 20549        hours per response...14.90
                                                   ----------------------------


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO.              )*
                                                -------------

                                  Cardima, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    14147M106
                  --------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 CUSIP No.   14147M106        SCHEDULE 13G       Page   2   of   10   Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Chase Venture Capital Associates, L.P.
          13-337-6808

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                          5     SOLE VOTING POWER
     NUMBER OF                   505,069
SHARES BENEFICIALLY      -------------------------------------------------------
     OWNED BY             6     SHARED VOTING POWER
       EACH                      Not applicable.
     REPORTING           -------------------------------------------------------
      PERSON              7     SOLE DISPOSITIVE POWER
       WITH                      505,069
                         -------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                 Not applicable.
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          505,069
--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.2%
--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------

ITEM 1.       (A)   NAME OF ISSUER:
                    --------------
                    Cardima, Inc.

              (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    -----------------------------------------------
                    47266 Benicia Street

                    Freemont, California  94538


ITEM 2.       (A)   NAME OF PERSON FILING:
                    ---------------------
                    Chase Venture Capital Associates, L.P.

                    Supplemental information relating to the ownership and control of the person filing this statement is included in
                    Exhibit 2(a) attached hereto.

              (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    -----------------------------------------------------------
                    380 Madison Avenue, 12th Floor
                    New York, New York  10017

              (C)   CITIZENSHIP:
                    -----------
                    See Row 4 on cover page.

              (D)   TITLE OF CLASS OF SECURITIES (OF ISSUER):
                    ----------------------------------------
                    Common Stock

              (E)   CUSIP NUMBER:
                    ------------
                    14147M106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                   Not applicable.

ITEM 1.       OWNERSHIP

              (A)   AMOUNT BENEFICIALLY OWNED:
                    -------------------------
                    505,069 (as of December 31, 1997)

              (B)   PERCENT OF CLASS:
                    ----------------
                    6.2% (as of December 31, 1997)

                               Page 3 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------

              (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    --------------------------------------------

                    (I)        505,069
                    (II)       Not applicable.
                    (III)      505,069
                    (IV)       Not applicable.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                   Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

                   Not applicable.

ITEM 10.      CERTIFICATION

                   Not applicable.


                               Page 4 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998                CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                        By:  CHASE CAPITAL PARTNERS,
                                             its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ---------------------
                                            Name:   Jeffrey C. Walker

                                            Title:  Managing General Partner



                               Page 5 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------


                                  EXHIBIT 2(A)

         This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                              John R. Baron
                              Mitchell J. Blutt, M.D.
                              Arnold L. Chavkin
                              Michael R. Hannon
                              Donald J. Hofmann
                              Stephen P. Murray
                              John M. B. O'Connor
                              Brian J. Richmand
                              Shahan D. Soghikian
                              Jeffrey C. Walker
                              Damion E. Wicker, M.D.

         Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.


         The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.

                               Page 6 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------
                                                                      SCHEDULE A


                            CHASE CAPITAL CORPORATION

                               EXECUTIVE OFFICERS


 Chief Executive Officer                       William B. Harrison, Jr.*

 President                                     Jeffrey C. Walker**

 Executive Vice President                      Mitchell J. Blutt, M.D.**

 Vice President & Secretary                    Gregory Meridith*

 Vice President                                George E. Kelts**

 Assistant Secretary                           Robert C. Carroll*


                                    DIRECTORS


                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**



----------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                             Page 7 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------
                                                                      SCHEDULE B


                         THE CHASE MANHATTAN CORPORATION

                               EXECUTIVE OFFICERS*

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
               Donald L. Boudreau, Senior Executive Vice President
                  Marc Shapiro, Senior Executive Vice President
                     Joseph G. Sponholz, Senior Executive Vice President


                                          DIRECTORS**

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
 ----                          -----------------------------
 Hans W. Becherer              Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               8601 John Deere Road
                               Moline, IL 61265

 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY 10019

 Susan V. Berresford           President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY 10017

 M. Anthony Burns              Chairman, President and CEO
                               Ryder System, Inc.
                               3600 N.W. S2nd Avenue
                               Miami, FL 33166

-----------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.


** Each of the persons named below is a citizen of the United States of America.

                               Page 8 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
 ----                          -----------------------------
 H. Laurance Fuller            Chairman of the Board and
                               Chief Executive Officer
                               Amoco Corporation
                               200 East Randolph Drive
                               Chicago, IL 60601

 Melvin R. Goodes              Chairman of the Board and Chief Executive Officer
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ 07950

 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               8260 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, VA 22031

 George V. Grune               Chairman of the Board and Chief Executive Officer
                               The Reader's Digest Association, Inc.
                               Chairman of the Board
                               The DeWitt Wallace-Reader's Digest Fund
                               Lila Wallace-Reader's Digest Fund
                               Reader's Digest Road
                               Pleasantville, NY 10570

 William B. Harrison, Jr.      Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

 Harold S. Hook                Retired Chairman of the Board
                               American General Corporation
                               2929 Allen Parkway
                               Houston, TX 77019

 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue - Room 29-72

                               New York, NY 10022

 Thomas G. Labrecque           President
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

 Henry B. Schacht              Retired Chairman of the Board and
                               Chief Executive Officer
                               Lucent Technologies, Inc.
                               600 Mountain Avenue - Room 6A511
                               Murray Hill, NJ 07974

                               Page 9 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                  CUSIP NUMBER:  14147M106
--------------------------------------------------------------------------------

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
 ----                          -----------------------------

 Walter V. Shipley             Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

 Andrew C. Sigler              Retired Chairman of the Board
                               and Chief Executive Officer
                               Champion International Corporation
                               1 Champion Plaza
                               Stamford, CT 06921

 John R. Stafford              Chairman, President and Chief
                               Executive Officer
                               American Home Products Corporation
                               Five Giralda Farms
                               Madison, NJ 07940

 Marina v.N. Whitman           Professor of Business Administration
                               and Public Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220

                               Page 10 of 10 Pages